October 5, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2012 Filed June 27, 2012 and Amended June 28, 2012
File No. 001-15270

Dear Ms. Hayes:

Thank you for your letter dated September 28, 2012, with respect to the above-referenced filing.

We are currently in the process of compiling a response to your letter and believe that we will be able to submit the response by no later than October 31, 2012. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Junko Nakagawa
Junko Nakagawa
Chief Financial Officer

cc:	Yolanda Trotter Kevin W. Vaughn Eric Envall
Celia Soehner (Division of Corporation Finance, U.S. Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige
(Ernst & Young ShinNihon LLC)